November 30, 2005

Mr. Raymond Pecoskie
President and CEO
Grandview Gold Inc.
400-56 Temperance Street
Toronto, Ontario, Canada, M5H 3V5

	RE:	Grandview Gold Inc.
		Amendment No. 2 to Registration Statement on Form 20-F Filed on November 15, 2005
		File No. 0-51303

Dear Mr. Pecoskie:

      We have reviewed your filing and response letter dated
November
14, 2005 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F

2005 Annual Report - Form 20-F

1. The company`s annual report on Form 20-F for the May 31, 2005 year end is due on November 30, 2005. The company may extend the filing date to December 15, 2005 by filing a Form 12b-25 no later than November 30, 2005.

Item 10.G - Statements by Experts

2. Revise this item to reference the consents filed in Exhibits
5.3
and 5.4.



Auditor`s Report

3. The independent auditor`s report should be revised to include the cumulative from inception period in their report since this information is required to be audited.

Financial Statements

4. Revise to remove `A development stage company` from the financial statements page headings.

Mineral Property Acquisition Costs

5. Based on disclosures in Note 2.b), Note 5 and Note 14, it appears that you are not treating mineral property acquisition costs as tangible assets for U.S. GAAP purposes as called for by EITF 04-2. Please tell how you account for these costs for U.S. GAAP and detail these costs for the reporting periods after the implementation date of EITF 04-2.

Note 14 - Differences between Canadian GAAP and US GAAP

6. Revise Note 14 to remove all references to "development stage company" and `the cumulative from date of inception of the development stage`data. Since the company has elected to follow Item
17, you are not required to provide all the footnote disclosure required under US GAAP. (Development stage cumulative data under SFAS 7 is considered footnote disclosure and is only required if Item
18 is followed by the foreign registrant.) Also, the first paragraph on page 21 should be deleted from the footnote. Please call us to discuss this comment before you respond to this letter.

7. In addition, revise to remove the second sentence of the fourth paragraph on page 19 which states, "Accordingly, under US GAAP, the company would be characterized as `a development stage company`." Please note that pursuant to Industry Guide 7, the company would be an `exploration stage company` under US GAAP.
Closing Comments

	We remind you that the Form 20-F registration statement becomes effective automatically under the Exchange Act 60 days from the date of filing, and the Exchange Act reporting requirements become operative at that time.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Direct questions relating to the engineering comments to Roger
L. Baer at (202) 551-3705. Direct questions relating to the accounting comments to John Weitzel at (202) 551-3731 or, in his absence, to Barry Stem, Senior Assistant Chief Accountant at (202) 551-3763. Direct questions relating to all other disclosure issues to Jason Wynn at (202) 551-3756 or, in his absence, to the undersigned, at (202)551-3685. Direct any correspondence to us at the following ZIP Code: 20549-7010.

      Sincerely,


									Tangela S. Richter
									Branch Chief


cc:	R. Baer
	B. Stem
      J. Weitzel
      J. Wynn
      S. Min

      Via facsimile
      Mr. James Berns
      (212) 332-3315

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Mr. Raymond Pecoskie
Grandview Gold Inc.
November 30, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
    MAIL STOP 7010